FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 9, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X  Form 40-F
                                       ---           ----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No
                                  --------   -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results for the third quarter of 2005 and interim dividend.

Tenaris Announces 2005 Third Quarter Results and Interim Dividend

    LUXEMBOURG--(BUSINESS WIRE)--Nov. 8, 2005--The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the quarter ended September 30, 2005 with comparison to its results for the quarter ended September 30, 2004.


Summary of 2005 Third Quarter Results
                                                            Increase/
                                        Q3 2005   Q3 2004  (Decrease)
                                       --------- --------- ----------
Net sales (US$ million)                 1,640.4   1,007.2     63%
Operating income (US$ million)            475.2     201.9     135%
Net income (US$ million)(a)               350.9     148.8     136%
Shareholders' net income (US$ million)    318.9     141.6     125%
Earnings per ADS (US$)                     2.70      1.20     125%
Earnings per share (US$)                  0.270     0.120     125%
Av. number of shares (million)          1,180.5   1,180.5
EBITDA(b) (US$ million)                   528.1     250.4     111%
EBITDA margin (% of net sales)               32%       25%

a) As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(b) EBITDA equals operating income plus depreciation and amortization charges

    These third quarter results reflect the continuing strength in demand for our tubular products from the global oil and gas industry. Notwithstanding seasonally lower seamless pipe sales volumes, earnings per share showed a sequential increase over that recorded in the second quarter of 2005 and a 125% increase over the same period of 2004. Higher sales volumes in the Middle East and Africa region reflect the increase in exploration and production activity and our leading position in the region. Our consolidated EBITDA and operating margins and our seamless pipe gross margin all increased moderately over the level of the first two quarters as increases in seamless pipe selling prices offset the impact of cost increases. Free cash flow (net cash provided by operations less capital expenditures) was US$423.5 million and net debt decreased to US$314.0 million.

    Payment of Interim Dividend

    Tenaris's board of directors approved the payment of an interim dividend of US$0.127 per share (US$1.27 per ADS), or approximately US$150 million, on November 16, 2005, with an ex-dividend date of November 11.

    Market Background and Outlook

    Global demand for seamless pipes remains strong led by higher drilling activity in the oil and gas industry. The international count of active drilling rigs, as published by Baker Hughes, averaged 911 during the third quarter of 2005, an increase of 8% compared to the same quarter of the previous year. The corresponding percentage rig count increases in the Canadian and U.S. markets, which are more sensitive to natural gas prices, were 53% and 16% respectively.
    Strong demand for our seamless pipe products from the energy sector, particularly for the high-end pipes in which we increasingly specialize, resulted in significant increases in the average selling price for our seamless pipe products in the first two quarters of the year and a further increase in this third quarter. This has enabled us to record strong sales growth and improved operating margins in the year to date as selling price increases have more than offset the impact of higher raw material, energy and labor costs. We expect market conditions, particularly demand for our products and services from oil and gas customers, to remain favorable in the fourth quarter and through the first half of 2006, and that any further cost increases will be offset by higher selling prices.
    Demand for our welded pipe products has been benefiting from gas pipeline projects in Brazil, where there are a number of gas pipeline projects under development to build up the country's gas pipeline infrastructure, and in Argentina, where there are projects to increase capacity in and extend the existing gas pipeline infrastructure. Sales and operating margins on welded pipes may be affected in the coming quarters by a slowdown in the implementation of these projects.

    Ternium Exchange

    On September 9, Tenaris exchanged its 12.6% indirect equity interest in Sidor and its participation in Ylopa for an equity interest in Ternium S.A. Ternium is a Luxembourg-registered company, which was formed to consolidate the Techint Group's holdings in flat and long steel producers Hylsamex (Mexico), Siderar (Argentina) and Sidor (Venezuela). On October 27, Usiminas, a Brazilian steel producer, exchanged its equity interests in Siderar and Sidor for an equity interest in Ternium. Following this transaction, the equity interest of Tenaris in Ternium stands at 15.0% and Ternium owns (i) together with Siderar 99.7% of Hylsamex, (ii) 56% of Siderar and (iii) together with Hylsamex and Siderar 58.5% of Sidor. In addition, Tenaris has the right to receive additional shares in Ternium to the value of US$39.9 million in the event of Ternium making an initial public offering and certain other events, which amount corresponds to Tenaris's share of Sidor's excess cash distribution during the second and third quarters of 2005 and is recorded as a convertible loan. Tenaris has recorded the value of its equity investment in Ternium at the carrying value of its prior equity investment in Sidor (US$229.7 million).


Analysis of 2005 Third Quarter Results

(metric tons)                                               Increase/
             Sales volume               Q3 2005   Q3 2004  (Decrease)
-------------------------------------- --------- --------- ----------
North America                           198,000   179,000     11%
Europe                                  140,000   154,000     (9%)
Middle East & Africa                    149,000   113,000     32%
Far East & Oceania                       92,000    98,000     (6%)
South America                           104,000    93,000     12%
Total seamless pipes                    682,000   638,000      7%
Welded pipes                            124,000   112,000     11%
Total steel pipes                       806,000   750,000      7%

    Sales volume of seamless pipes increased by 7% to 682,000 tons in the third quarter of 2005 from 638,000 tons in the same period of 2004. Sales volume increased significantly in the Middle East and Africa region where there has been a significant increase in oil and gas exploration and production activity. Sales volume also increased in the North and South American regions reflecting higher demand from oil and gas customers particularly in Canada and Venezuela. Sales volume decreased in Europe and Far East and Oceania reflecting a decline in sales to industrial sector customers.
    Sales volumes of welded pipes increased by 11% to 124,000 tons in the third quarter of 2005 from 112,000 tons in the same period of 2004. The increase in sales was due to higher demand for welded pipes for gas pipeline projects in Brazil.


(US$ million)                                               Increase/
              Net sales                 Q3 2005   Q3 2004  (Decrease)
-------------------------------------- --------- --------- ----------
Seamless pipes                          1,253.9     794.3     58%
Welded pipes                              221.0     114.2     94%
Energy                                    106.4      80.6     32%
Others                                     59.1      18.1    227%
Total                                   1,640.4   1,007.2     63%

    Net sales in the quarter ended September 30, 2005 increased 63% to US$1,640.4 million, compared to US$1,007.2 million in the corresponding quarter of 2004. Net sales of seamless pipes rose by 58%, due to higher average selling prices and higher sales volumes. Net sales of welded pipes, which included US$18 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the third quarter of 2005 and US$18 million of such sales in the third quarter of 2004, rose by 94% due to higher selling prices and sales volume. Net sales of energy rose by 32% due to higher sales of natural gas. Net sales of other goods and services increased 227% due to sales of pre-reduced hot briquetted iron from our plant in Venezuela, which we acquired in July 2004 and was not in operation during the third quarter of 2004, and higher sales of sucker rods used in oil extraction.


(percentage of net sales)
Cost of sales                                      Q3 2005   Q3 2004
------------------------------------------------- --------- ---------
Seamless pipes                                       53%       60%
Welded pipes                                         69%       67%
Energy                                              100%       97%
Others                                               63%       59%
Total                                                59%       64%

    Cost of sales, expressed as a percentage of net sales, decreased to 59% in the third quarter of 2005, compared to 64% in the same period of 2004 reflecting a higher gross margin on our sales of seamless pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 53% in the third quarter of 2005 compared to 60% in the same period of 2004 as higher average selling prices offset increased raw material, energy and labor costs.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.6% in the quarter ended September 30, 2005 compared to 16.8% in the corresponding quarter of 2004 but rose in absolute terms to US$205.9 million compared to US$168.9 million.
    Net financial expenses rose to US$5.1 million in the third quarter of 2005, compared to net financial expenses of US$3.1 million in the same period of 2004. Net interest expenses decreased to US$3.7 million compared to US$9.7 million, reflecting a lower net debt position.
    Equity in earnings of associated companies generated a gain of US$26.5 million in the third quarter of 2005, compared to a gain of US$17.3 million in the third quarter of 2004. These gains were derived mainly from our equity investment in Sidor. On September 9, we exchanged our equity investment in Sidor for an equity investment in Ternium. In these third quarter results, we recognized gains derived from our investment in Sidor as if that investment had been held for the entire period. Going forward, we will recognize the proportion of gains or losses corresponding to our equity interest in Ternium.
    Income tax charges rose to US$145.7 million in the third quarter of 2005, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to US$67.2 million, or 34% of income before equity in earnings of associated companies and income tax, in the corresponding quarter of 2004.
    Income attributable to minority interest rose to US$32.0 million in the third quarter of 2005, compared to US$7.2 million in the corresponding quarter of 2004 reflecting an improvement in operating and financial results at our Confab and NKKTubes subsidiaries.

    Cash Flow and Liquidity

    Net cash provided by operations during the third quarter of 2005 was US$486.3 million (US$932.0 million during the nine months). Working capital decreased by US$32.7 million during the third quarter but has increased by US$301.4 million in the year to date.
    Net cash used in capital expenditures during the third quarter was US$62.8 million.
    In the year to date, total financial debt has decreased by US$232.9 million to US$1,026.4 million at September 30, 2005 from US$1,259.3 million at December 31, 2004. Net financial debt decreased by US$514.1 million to US$314.0 million at September 30, 2005 during the same period.

    Analysis of Nine Month Results

    Results for the nine months period ended September 30, 2005 with comparison to the results for the corresponding period of 2004.
    Net income attributable to equity holders in the company during the first nine months of 2005 was US$896.6 million, or US$0.760 per share (US$7.60 per ADS), or 19% of net sales, which compares with net income attributable to equity holders in the company during the first nine months of 2004 of US$317.3 million, or US$0.269 per share (US$2.69 per ADS), or 11% of net sales. Operating income was US$1,371.5 million, or 28% of net sales, compared to US$458.1 million, or 16% of net sales. Operating income plus depreciation and amortization was US$1,528.2 million, or 32% of net sales, compared to US$608.5 million, or 21% of net sales.


(metric tons)                                               Increase/
Sales volume                         9M 2005     9M 2004   (Decrease)
---------------------------------- ----------- ----------- ----------
North America                         651,000     531,000      23%
Europe                                484,000     493,000      (2%)
Middle East & Africa                  378,000     320,000      18%
Far East & Oceania                    292,000     315,000      (7%)
South America                         328,000     281,000      17%
Total seamless pipes                2,132,000   1,940,000      10%
Welded pipes                          392,000     267,000      47%
Total steel pipes                   2,523,000   2,206,000      14%


(US$ million)                                               Increase/
Net sales                               9M 2005   9M 2004  (Decrease)
-------------------------------------- --------- --------- ----------
Seamless pipes                          3,667.0   2,267.1     62%
Welded pipes                              636.8     270.4     136%
Energy                                    362.6     277.3     31%
Others                                    171.1      48.6     252%
Total                                   4,837.6   2,863.4     69%

    Net sales in the nine months ended September 30, 2005 increased 69% to US$4,837.6 million, compared to US$2,863.4 million in the corresponding period of 2004. Net sales of seamless pipes rose by 62% due to higher average selling prices and higher sales volume reflecting strong market demand. Net sales of welded pipes, which included US$47 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the first nine months of 2005 and US$51 million of such sales in the first nine months of 2004, increased 136% due to higher sales volumes reflecting increased demand from gas pipeline projects in Brazil and Argentina and higher average selling prices. Net sales of electricity and natural gas by Dalmine Energie increased by 31% reflecting higher sales of natural gas and the higher average value of the Euro against the US dollar. Net sales of other goods and services increased 252% due to sales of pre-reduced hot briquetted iron from the plant in Venezuela that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.


(percentage of net sales)
Cost of sales                                      9M 2005   9M 2004
------------------------------------------------- --------- ---------
Seamless pipes                                       54%       64%
Welded pipes                                         67%       71%
Energy                                               98%       97%
Others                                               61%       59%
Total                                                59%       68%

    Cost of sales, expressed as a percentage of net sales, decreased to 59% in the first nine months of 2005, compared to 68% in the same period of 2004 due to higher gross margins on our sale of seamless and welded pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 54% in the first nine months of 2005 compared to 64% in the same period of 2004 as higher average selling prices offset increased raw material, energy and labor costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 67% in the first nine months of 2005, compared to 71% in the same period of 2004, as higher average selling prices and volume-related efficiencies offset increased raw material prices.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.5% in the nine months ended September 30, 2005 compared to 16.6% in the corresponding period of 2004 but rose in absolute terms to US$603.5 million compared to US$476.3 million.
    Net financial expenses totalled US$89.6 million in the first nine months of 2005, compared to net financial expenses of US$22.5 million in the same period of 2004. Net interest expenses increased to US$24.7 million compared to US$22.0 million, reflecting increases in interest rates. Tenaris recorded a loss of US$70.2 million on net foreign exchange transactions and the fair value of derivative instruments in the first nine months of 2005, compared to a loss of US$6.4 million in the first nine months of 2004.
    Equity in earnings of associated companies generated a gain of US$94.9 million in the first nine months of 2005, compared to a gain of US$57.0 million in the first nine months of 2004. These gains were derived mainly from our equity investment in Sidor. During the third quarter we exchanged our equity investment in Sidor for an equity investment in Ternium.
    Income tax charges of US$404.4 million were recorded during the first nine months of 2005, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to income tax charges of US$167.2 million, equivalent to 38% of income before equity in earnings of associated companies and income tax, during the corresponding period of 2004.
    Income attributable to minority interest rose to US$75.9 million in the first nine months of 2005, compared to US$8.2 million in the first nine months of 2004 reflecting an improvement in operating and financial results at our Confab and NKKTubes subsidiaries.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated condensed interim income statement

(all amounts in
 thousands of U.S.
 dollars, unless         Three-month period     Nine-month period
 otherwise stated)       ended September 30,    ended September 30,
                        --------------------- -----------------------
                           2005       2004       2005        2004
                        ---------- ---------- ----------- -----------
                                         (Unaudited)
Net sales               1,640,385  1,007,157   4,837,623   2,863,352
Cost of sales            (962,929)  (641,293) (2,871,831) (1,939,405)
                        ---------- ---------- ----------- -----------
Gross profit              677,456    365,864   1,965,792     923,947
Selling, general and
 administrative
 expenses                (205,937)  (168,922)   (603,530)   (476,287)
Other operating income
 (expense), net             3,696      4,917       9,265      10,482
                        ---------- ---------- ----------- -----------
Operating income          475,215    201,859   1,371,527     458,142
Financial income
 (expense), net            (5,141)    (3,132)    (89,591)    (22,455)
                        ---------- ---------- ----------- -----------
Income before equity in
 earnings (losses) of
 associated companies
 and income tax           470,074    198,727   1,281,936     435,687
Equity in earnings of
 associated companies      26,502     17,300      94,944      56,969
                        ---------- ---------- ----------- -----------
Income before
 income tax               496,576    216,027   1,376,880     492,656
Income tax               (145,678)   (67,204)   (404,392)   (167,184)
                        ---------- ---------- ----------- -----------
Income for the
 period(a)                350,898    148,823     972,488     325,472
                        ========== ========== =========== ===========

Attributable to(a):
Equity holders
 of the Company           318,897    141,599     896,587     317,281
Minority interest          32,001      7,224      75,901       8,191
                        ---------- ---------- ----------- -----------
                          350,898    148,823     972,488     325,472
                        ========== ========== =========== ===========

(1) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards in effect. For periods beginning on or after January 1, 2005, IAS 1 (revised) requires that income for the period as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company

Consolidated condensed interim balance sheet

(all amounts in thousands
 of U.S. dollars)         At September 30, 2005 At December 31, 2004
                          --------------------- ---------------------
                               (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net         2,222,228             2,164,601
  Intangible assets, net    160,036                49,211
  Investments in
   associated companies     233,177                99,451
  Other investments          25,251                24,395
  Deferred tax assets       169,560               161,173
  Receivables                75,766  2,886,018    151,365  2,650,196
                          ----------            ----------

Current assets
  Inventories             1,445,100             1,269,470
  Receivables and
   prepayments              160,961               279,450
  Current tax assets        112,188                94,996
  Trade receivables       1,163,876               936,931
  Other investments         144,659               119,666
  Cash and cash
   equivalents              567,773  3,594,557    311,579  3,012,092
                          ---------- ---------- ---------- ----------

Total assets                         6,480,575             5,662,288

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital           1,180,537             1,180,537
  Legal reserves            118,054               118,054
  Share premium             609,733               609,733
  Other distributable
   reserve                                             82
  Currency translation
   adjustments              (47,477)              (30,020)
  Retained earnings       1,425,471  3,286,318    617,538  2,495,924
                          ----------            ----------

Minority interest                      252,354               165,271
                                     ----------            ----------
Total equity                         3,538,672             2,661,195
                                     ----------            ----------

LIABILITIES
Non-current liabilities
  Borrowings                642,434               420,751
  Deferred tax
   liabilities              350,474               371,975
  Other liabilities         160,454               172,442
  Provisions                 45,042                31,776
  Trade payables              3,874  1,202,278      4,303  1,001,247
                          ----------            ----------

(all amounts in thousands
 of U.S. dollars)         At September 30,    At December 31,
                               2005                2004
                          ----------------   ----------------
Current liabilities
  Borrowings                383,971               838,591
  Current tax liabilities   357,279               222,735
  Other liabilities         183,736               194,945
  Provisions                 28,947                42,636
  Customers advances        171,039               108,847
  Trade payables            614,653  1,739,625    592,092  1,999,846
                          ---------- ---------- ---------- ----------

Total liabilities                    2,941,903             3,001,093

Total equity and
 liabilities                         6,480,575             5,662,288


Consolidated condensed interim cash flow statement

                          Three-month period     Nine-month period
                          ended September 30,    ended September 30,
                         --------------------- ----------------------
(all amounts in
 thousands of U.S.
 dollars)                   2005      2004        2005       2004
                         --------------------------------------------
                                   (Unaudited)            (Unaudited)
Cash flows from
 operating activities
Income for the period     350,898     148,823     972,488    325,472
Adjustments for:
 Depreciation and
  amortization             52,911      48,540     156,654    150,369
 Income tax accruals
  less payments            68,669      27,826     104,425     35,936
 Equity in earnings of
  associated companies    (26,502)    (17,300)    (94,944)   (56,969)
 Interest accruals less
  payments, net            (3,204)      4,137       3,006      7,130
Changes in provisions       2,213       7,972        (423)     7,010
Proceeds from Fintecna
 arbitration award net
 of BHP settlement             --          --      66,594         --
Changes in working
 capital                   32,730    (100,907)   (301,376)  (411,928)
Other, including
 currency translation
 adjustment                 8,570      10,093      25,549    (10,736)
                         ---------   --------- -----------  ---------
Net cash provided by
 operating activities     486,285     129,184     931,973     46,284
                         ---------   --------- -----------  ---------

Cash flows from
 investing activities

Capital expenditures      (62,794)    (39,695)   (194,428)  (122,478)
Capital increase and
 acquisitions of
 subsidiaries and
 associated companies         (72)    (97,367)    (48,002)   (97,555)
Convertible loan to
 associated companies     (39,944)         --     (39,944)        --
Cost of disposition of
 property, plant and
 equipment and
 intangible assets          2,523       1,323       5,413     10,292
Dividends and
 distributions received
 from associated
 companies                 18,009      23,793      59,127     40,595
Changes in restricted
 bank deposits                426          --      10,060         --
Investments in short
 term securities         (144,659)         --    (144,659)        --
Reimbursement from trust
 funds                         --          --     119,666         --
                         ---------   --------- -----------  ---------
Net cash used in
 investing activities    (226,511)   (111,946)   (232,767)  (169,146)
                         ---------   --------- -----------  ---------

Cash flows from
 financing activities
Dividends paid                 --          --    (199,511)  (135,053)
Dividends paid to
 minority interest in
 subsidiaries              (5,194)         --      (7,924)       (23)
Proceeds from borrowings  130,167     114,721     775,930    456,192
Repayments of borrowings (284,759)   (111,343) (1,019,006)  (163,063)
                         ---------   --------- -----------  ---------
Net cash (used in)
 provided by financing
 activities              (159,786)      3,378    (450,511)   158,053
                         ---------  ---------- -----------  ---------
Increase in cash and
 cash equivalents          99,988      20,616     248,695     35,191

Movement in cash and
 cash equivalents
At beginning
 of the period            430,284     255,305     293,824    238,030
Effect of exchange
 rate changes               1,190         284     (11,057)     2,984
Increase in cash and
 cash equivalents          99,988      20,616     248,695     35,191
At September 30,          531,462     276,205     531,462    276,205

Cash and cash equivalents         At September, 30  At September, 30
--------------------------------- ----------------- -----------------
                                    2005     2004     2005     2004
                                  -------- -------- -------- --------
Cash and bank deposits            567,773  287,424  567,773  287,424
Bank overdrafts                   (32,871) (11,219) (32,871) (11,219)
Restricted bank deposits           (3,440)      --   (3,440)      --
                                  531,462  276,205  531,462  276,205


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 9, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary